
*A4+ 4/2/2002*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

*RECEIVED MAR 2 8 2002*

| SEC FILE NUMBER |
|---|
| 8- ~~005940~~ |

*8-16655*

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __FEBRUARY 1, 2001__ AND ENDING __JANUARY 31, 2002__
                                          MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  HMS SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  160 SUMMIT AVENUE

(No. and Street)

| MONTVALE, | NEW JERSEY | 07645 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  FRANKLIN OGELE                                                    201-476-0900

(Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  WOLINETZ, LAFAZAN & COMPANY, P.C.

(Name — if individual, state last, first, middle name)

| 5 NORTH VILLAGE AVENUE, | ROCKVILLE CENTRE, | NY | 11570 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code |

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

*PROCESSED*
*APR 0 5 2002*
*THOMSON FINANCIAL*

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2A

*A4+ 4/2/2002*

# OATH OR AFFIRMATION

I, FRANKLIN OGELE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HMS SECURITIES, INC., as of January 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ N _____

_____ O _____

_____ N _____

_____ E _____

_____
Signature

President
_____
Title

_____
Notary Public

2B

HMS SECURITIES, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2002

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

CONTENTS

|  |  | Page |
|---|---|---|
| Facing page to Form X-17a-5 |  | 2A |
| Affirmation of principal officer |  | 2B |
| Independent Auditors' Report |  | 3 |
| Financial statements: |  |  |
|   Statement of Financial Condition |  | 4 |
|   Statement of Income |  | 5 |
|   Statement of Changes in Stockholders' Equity |  | 6 |
|   Statement of Changes in Subordinated Accounts |  | 7 |
|   Statement of Cash Flows |  | 8 |
| Notes to financial statements |  | 9-10 |
| Supplemental schedules |  |  |
|   Schedule 1. - Computation of Net Capital Under S.E.C. Rule 15c3-1 |  | 11 |
|   Schedule 2. - Reconciliation of the Computation of Net Capital, Per Uniform Net Capital Rule 15c3-1. |  | 13 |
| Report on Internal Accounting Control |  | 14-16 |

# Wolinetz, Lafazan & Company, P.C.

*Certified Public Accountants*

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

## INDEPENDENT AUDITORS' REPORT

To the Officer and Director of
 HMS Securities, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

We have audited the accompanying statement of financial condition of HMS Securities, Inc. as of January 31, 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HMS Securities, Inc. as of January 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 13, 2002

3

## HMS SECURITIES, INC.
### Statement of Financial Condition
January 31, 2002

ASSETS:

| | | |
|---|---|---:|
| Cash | $ | 12,383 |
| Brokerage receivables | | 216,533 |
| Property and equipment (net of accumulated depreciation of $24,958) | | 3,893 |
| Investments | | 3,300 |
| Other assets | | 2,076 |
| Total Assets | $ | 238,185 |

LIABILITIES AND STOCKHOLDERS' EQUITY:

| | | | |
|---|---|---|---:|
| Liabilities: | | | |
| Accounts payable | | $ | 97,249 |
| Accrued expenses | | | 20,952 |
| Total Liabilities | | | 118,201 |

Commitments and Contingencies

| | | | |
|---|---|---:|---:|
| Stockholders Equity: | | | |
| Common stock, no par value, authorized 1,000 shares, issued 300 shares | $ | 30,295 | |
| Additional paid-in capital | | 58,825 | |
| Retained earnings | | 57,164 | |
| | | 146,284 | |
| Less: Cost of treasury stock (50 shares) | | 26,300 | |
| Total Stockholders' Equity | | | 119,984 |
| Total Liabilities and Stockholders' Equity | | | $ 238,185 |

The accompanying notes are an integral part of the financial statements.

## HMS SECURITIES, INC.
## Statement of Income
## For the Year Ended January 31, 2002

| | | |
|---|---:|---:|
| REVENUES: | | |
| Commission income | | $ 803,477 |
| Other income | | 20,882 |
|     Total Revenues | | 824,359 |
| | | |
| EXPENSES: | | |
| Clearing charges | $ 173,529 | |
| Employee compensation and benefits | 14,302 | |
| Regulatory fees and expenses | 11,717 | |
| Other expenses | 569,058 | |
| | | |
|     Total Expenses | | 768,606 |
| | | |
| Net income | | $ 55,753 |

The accompanying notes are an integral part of the financial statements.

## HMS SECURITIES, INC.
## Statement of Changes in Stockholders' Equity
## For the Year Ended January 31, 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| Balances - February 1, 2001 | $ 29,295 | $ 58,825 | $ 1,411 | $ ( 26,300) | $ 63,231 |
| Sale of Common Stock | 1,000 | - | - | - | 1,000 |
| Net Income | - | - | 55,753 | - | 55,753 |
| Balances - January 31, 2002 | $ 30,295 | $ 58,825 | $ 57,164 | $ ( 26,300) | $ 119,984 |

The accompanying notes are an integral part of the financial statements.

# HMS SECURITIES, INC.
## Statement of Changes in Subordinated Accounts
### For the Year Ended January 31, 2002

N

O

N

E

The accompanying notes are an integral part of the financial statements.

# HMS SECURITIES, INC.
## Statement of Cash Flows
### For the Year Ended January 31, 2002

Cash Flows from Operating Activities

| | | |
|---|---:|---:|
| Net income | | $ 55,753 |
| Adjustments to reconcile net income to net cash (used) by operating activities: | | |
| Depreciation | | 3,909 |
| (Increase) in Operating Assets: | | |
| Brokerage receivables | $(189,468) | |
| Other assets | ( 2,076) | (191,544) |
| Increase in Operating Liabilities: | | |
| Accounts payable | 97,249 | |
| Accrued expenses | 7,384 | 104,633 |
| Net Cash (Used) by Operating Activities | | ( 27,249) |
| Cash Flows from Investing Activities | | - |
| Cash Flows from Financing Activities | | |
| Sale of common stock | | 1,000 |
| Loans to related party | | 29,773 |
| Net Cash Provided by Financing Activities | | 30,773 |
| Increase in Cash | | 3,524 |
| Cash - Beginning of Year | | 8,859 |
| Cash - End of Year | | $ 12,383 |
| Supplemental Cash Flow Information: | | |
| Cash paid for income taxes | | $ - |
| Cash paid for interest | | $ - |

The accompanying notes are an integral part of the financial statements.

8

NOTE 1 -    Nature of Business and Summary of Significant Accounting Policies

Nature of Business

HMS Securities, Inc., (the "Company) is a corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

The Company records client transactions on a settlement date basis, which is generally three business days after trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Depreciation

Property and equipment, consisting of computers, is stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which approximate three to five years.

Investments

Investments in non-marketable securities are carried at cost.

NOTE 1 -     Nature of Business and Summary of Significant Accounting Policies  (Continued)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

NOTE 2  -     Brokerage Receivables

Receivable from broker consists of the following:

| | |
|---|---|
| Receivable from clearing broker – commissions | $189,133 |
| Clearing broker deposit receivable | 27,400 |
| | $216,533 |

NOTE 4 -     Capital Ratio

The capital ratio was 107%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934.  The Firm's net capital requirement pursuant to said rule is $5,000.  The net capital as computed was $110,715, leaving an excess over requirements of $105,715.

NOTE 5 -     Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The Company has available a net operating loss carryforward of approximately $10,000 to offset against future taxable income, if any, through 2021. Limitations on the utilization of the Company's net operating loss carryforward could result in the event of certain changes in the Company's ownership.

The Company had deferred tax assets of approximately $4,000 at January 31, 2002, resulting primarily from a net operating loss carryforward.  The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding the future realization of the net operating loss carryforward.

NOTE 6 -     Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At January 31, 2002, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

SUPPLEMENTAL SCHEDULES

HMS SECURITIES, INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of January 31, 2002

CREDIT ITEMS:

| | |
|---|---|
| Total Stockholders' Equity | $ 119,984 |

DEBIT ITEMS:

| | | |
|---|---|---|
| Property and equipment (net) | $ 3,893 | |
| Investments | 3,300 | |
| Other assets | 2,076 | |
| | | 9,269 |

| | |
|---|---|
| Net Capital | 110,715 |

| | |
|---|---|
| Less: Minimum Net Capital Requirement | 5,000 |

| | |
|---|---|
| Remainder: Net capital in excess of all requirements | $ 105,715 |

Capital Ratio: (Maximum allowance 1500%)

| | | | |
|---|---|---|---|
| Aggregate Indebtedness | $118,201 | | |
| Divided by: Net Capital | $110,715 | = | 107% |

HMS SECURITIES, I INC.
Reconciliation of the Computation of Net Capital
As of January 31, 2002

| | |
|---|---|
| Net capital - per Company's unaudited X-17A-5 Part II A Filing | $ 112,894 |
| Increase in accrued expenses | ( 2,179) |
| Net Capital - per report pursuant to Rule 17a-5(d) | $ 110,715 |

To the Officer and Director of
 HMS Securities, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

Gentlemen:

In planning and performing our audit of the financial statements of HMS Securities, Inc. for the year ended January 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by HMS Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceeding paragraph and to assess whether those practices and procedures can be expected to achieve the to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HMS Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of HMS Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 13, 2002

16